

October 2, 2014

<u>Via E-mail</u>
James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

Lynn A. Peterson
President and Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

  Re: Whiting Petroleum Corporation
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed September 19, 2014
     File No. 1-31899

     Kodiak Oil & Gas Corp.
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed September 19, 2014
     File No. 1-32920

Dear Messrs. Volker and Peterson:

   We have reviewed your amended joint proxy filing and letter dated September 19, 2014. We have limited our review of your filings to the items which are the subject of the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your respective joint proxy filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Joint Proxy Statement on Schedule 14A

Financial Advisor Opinions

1.   Ensure that your disclosure makes clear when there were transactions or companies for which the advisors lacked data. See prior comment 8 from our letter to you dated September 15, 2014. As an example, reference to the final board books suggests that J.P. Morgan only had data for five of the seven referenced "precedent transactions" discussed at pages 63-64 for which it derived the tabular data under the caption "Transaction value/reserves." Please revise accordingly.

2.   In each case, your disclosures should reflect what appears in the board books regarding the companies and transactions considered, the analyses the advisor performed, and the resulting valuations. For example, it is unclear where in its final board books Petrie provides the data/lists of precedent transactions which appear at pages 74-75, and it also is not apparent where the select transactions listed in its "reference value analysis" have been identified in the preliminary joint proxy statement. Please revise or advise.

Opinion of Petrie Partners Securities, LLC to the Kodiak Board, page 69

3.   We note your response to prior comment 8 regarding references to "Undisclosed." Please revise to include the essence of this response in your disclosure.

Opinion of Credit Suisse Securities, page 82

4.   We note your response to prior comment 14. Please further revise to quantify the amount of compensation received from each party in the past two years. See Item 1015(b)(4) of Regulation S-K; see also prior comment 10.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        John K. Wilson
        Foley & Lardner LLP

        Randal R. Jones
        Dorsey & Whitney LLP